
10035906

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2010
Washington, DC
105

SEC FILE NUMBER
8-52219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Electronic Securities Processing (ESP) LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway, 21st Floor
(No. and Street)

New York, (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Michael Charland (212) 485-5155
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) New York (State) 10004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Charland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Electronic Securities Processing (ESP) LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Angela M. Perkins
Notary Public State of New York
No. 01PE6181755
Qualified in New York County
Commission Expires 02/11/12

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM

ELECTRONIC SECURITIES PROCESSING (ESP) LLC
(a wholly owned subsidiary of ESP Technologies Corporation)

December 31, 2009



Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Electronic Securities Processing (ESP) LLC

We have audited the accompanying statement of financial condition of Electronic Securities Processing (ESP) LLC (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statement, the Company has incurred a net loss and negative cash flows during the year ended December 31, 2009. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Electronic Securities Processing (ESP) LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 26, 2010

Electronic Securities Processing (ESP) LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash and cash equivalents	$2,727,011
Certificate of deposit - restricted	138,526
Cash - segregated under federal regulation	553,185
Receivables from clearing organizations	667,060
Due from customers	93,287
Commissions receivable	74,411
Property and equipment, net	25,729
Other assets	252,558
Total assets	$4,531,767

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Payables to broker-dealers	$1,518,372
Soft dollar payable	1,063,904
Payable to customer	643
Due to Parent	1,411
Accounts payable and accrued expenses	106,670
Total liabilities	2,691,000
Member's equity	1,840,767
Total liabilities and member's equity	$4,531,767

The accompanying notes are an integral part of this statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2009

NOTE A ORGANIZATION, PRINCIPAL BUSINESS ACTIVITY AND BASIS OF PRESENTATION

Electronic Securities Processing (ESP) LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily provides post trade aggregation technology and services to institutional customers as well as global execution, neutral routing, direct market access and algorithmic routing services in the U.S. and global equities markets.

The accompanying financial statements have been prepared on a going concern basis which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business and do not reflect adjustments that might result if the Company were not to continue as a going concern. The Company has incurred a loss from operations and negative cash flows. These factors raise substantial doubt about the Company's ability to continue as a going concern.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Basis of Financial Statement Presentation*

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The financial statements reflect all adjustments which are necessary for the fair presentation of results in the opinion of management, necessary for the fair presentation of results.

Effective July 1, 2009, the Company adopted the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the "ASC"), which is now the source of authoritative, nongovernmental US GAAP. While the ASC did not change US GAAP, all existing authoritative accounting literature, with certain exceptions, was superseded and codified into the ASC. The references to authoritative accounting literature contained in our disclosures have been modified to refer to general accounting topics within the ASC.

2. *Use of Estimates*

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets, liabilities, revenues and expenses. Actual results could differ from those estimates due to uncertainties inherent in any such estimation process.

NOTE B (continued)

3. *Cash and Cash Equivalents*

Cash and cash equivalents include demand deposits and money market deposits with a remaining maturity of less than three months.

4. *Fair Values of Financial Instruments*

Substantially all of the financial instruments are carried at fair value or amounts approximating fair value. Cash and certain receivables are carried at market value, estimated fair value or contracted amounts which approximate fair value due to the short period to maturity.

US GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market (examples include active exchange-traded equity securities, listed derivatives, most U.S. government and agency securities, and certain other sovereign government obligations).

Level 2 - Financial assets and liabilities whose values are based on the following:

a. Quoted prices for similar assets or liabilities in active markets (for example, restricted stock)
b. Quoted prices for identical or similar assets or liabilities in nonactive markets (examples include corporate and municipal bonds, which trade infrequently)
c. Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps)
d. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (for example, certain mortgage loans)

NOTE B (continued)

Level 3 - Instruments that have little to no pricing observability as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

5. *Soft Dollar Programs and Commissions Sharing Arrangements*

The Company permits certain institutional customers to allocate a portion of their gross commissions to pay for eligible research products and other brokerage services provided by third parties as part of the Company's soft dollar program. In some cases these commissions are passed along to other approved brokers who administer these programs. The amounts allocated for those purposes are commonly referred to as soft dollar or commission credits. As the Company is not the primary obligor of such arrangements, expenses relating to soft dollars are netted against the commission revenues.

6. *Property and Equipment*

Property and equipment are recorded at cost. Gains or losses on disposals are reflected as gain or loss in the period of disposal. All ordinary repairs and maintenance costs are expensed as incurred. Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets:

Furniture, fixtures and equipment	5 years
Specialized software	3 years
Leasehold improvements	Lesser of useful life or term of lease

7. *Income Taxes*

The Company is a single member limited liability company and files a consolidated income tax return with its parent company. Therefore, the Company is considered a disregarded entity for federal and state income tax reporting purposes.

Effective January 1, 2009, the Company adopted the provisions of the FASB relating to accounting pronouncement for "Uncertainty in Income Taxes" (the "pronouncement"). The pronouncement provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the consolidated financial statements. The pronouncement requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable

NOTE B (continued)

tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. Adoption of the pronouncement was applied to all open taxable years as of the effective date. The adoption of the pronouncement did not have an effect on the financial position or results of operations of the Company as there was no liability for unrecognized tax benefits and no change to the beginning capital of the Company. Management's determinations regarding the pronouncement may be subject to review and adjustment at a later date based upon factors including, but not limited to, an ongoing analysis of tax laws, regulations and interpretations thereof. No interest or penalty expense was recorded by the Company for the year ended December 31, 2009 or accrued for as of December 31, 2009.

8. *Foreign Currency Transaction*

Assets and liabilities that are denominated in foreign currencies are translated into U.S. dollars at the applicable year-end rates of exchange. Transactions during the year are translated at the rates of exchange prevailing on the dates of the transactions.

NOTE C - CASH SEGREGATED UNDER FEDERAL REGULATION

Cash segregated under federal regulation on the statement of financial condition is $553,185, which has been segregated in special accounts for the exclusive benefit of customers in accordance with the exemptive provisions of Rule 15c3-3(k)(2)(i) of the SEC.

NOTE D - RECEIVABLES FROM CLEARING ORGANIZATIONS

Receivables from clearing organizations are carried at the amount of commission withheld by these organizations less an estimate made for account balances based on a review of all outstanding amounts on a monthly basis.

NOTE E - DUE FROM CUSTOMERS

Due from customers represents collateralized amounts due from customers as a result of open customer transactions on a delivery-versus-payment basis and trade-date commissions receivable. The trade-date commission becomes a receivable from broker-dealers or clearing organization on settlement date.

NOTE F - COMMISSIONS RECEIVABLE

Commissions receivable are carried at the amount of commission earned less an estimate made for doubtful accounts based on a review of all outstanding amounts on a monthly basis. The Company established the allowance for doubtful accounts based on an analysis of the aging of accounts receivable balances, historical bad debts, receivable concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms. If the financial condition of the Company's customers deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required. Commissions receivable are generally placed on review status by management after 90 days past due or, as to contractual obligations or, when other circumstances indicate that collection is questionable. Receivable balances greater than 180 days are 100% reserved for and are charged off after 360 days or at management's discretion. There was no allowance at December 31, 2009.

NOTE G - PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at December 31, 2009:

Furniture, fixtures and equipment	$ 20,000
Software	34,911
Leasehold improvements	67,204
	122,115
Less accumulated depreciation and amortization	96,386
Total	$ 25,729

NOTE H - PAYABLES TO BROKER-DEALERS

Payables to broker-dealers represent commission sharing and trade-related expenses as follows:

Commission sharing	$ 419,834
Execution and ticket charges	1,098,538
	$1,518,372

NOTE I - RELATED PARTY TRANSACTIONS

The Company has a software license agreement with its Parent for the use of software that provides for the routing of trades. The agreement, which calls for automatic six-month renewals and was automatically renewed, may be terminated in the event of certain occurrences, as described in the agreement. Certain unpaid advances to the Parent were outstanding as of December 31, 2009, in the amount of $1,411.

NOTE J - OFF-BALANCE SHEET AND CONCENTRATION OF CREDIT RISK

The Company introduces its domestic customer transactions on a fully disclosed basis to three clearing brokers. The Company entered into a clearing and custody agreement with a major bank (the "Settlement Agent") whereby this Settlement Agent cleared a major portion of international trades executed on behalf of customers. In accordance with these clearance agreements, the Company had agreed to indemnify the clearing brokers and Settlement Agent (collectively, the "Agents") for losses, if any, which these Agents may have sustained from clearing and settling these transactions. Customer activities may also expose the Company to off-balance-sheet risk in the event the customers or other brokers are unable to fulfill their contracted obligations and the Company had to purchase or sell the financial instrument underlying the contract at a loss. As of December 31, 2009, the Company ceased settling international trades with the Settlement Agent.

It is the Company's policy to review the creditworthiness of all institutions with which it conducts business in order to help mitigate any losses that may be incurred where there might be a concentration of balances. The top ten customers accounted for approximately 93% of the Company's annual revenue, while one customer accounted for approximately 31% of the total revenue.

At December 31, 2009, due from clearing organizations represents amounts due from several clearing organizations; of the $667,060 receivable, approximately 54% of the amount is due from one clearing broker. This balance includes minimum deposits of $558,000. Such balances with clearing brokers may represent deposits and requirements of regulatory bodies, internal requirements established by the clearing brokers or available cash. Such accounts are included by the clearing broker in the Proprietary Account of an Introducing Broker (the "PAIB") Reserve Computation as set forth in SEC Rule 15c3-1, which restricts the use of these funds and securities by the clearing broker.

Cash (includes balances held by the Settlement Agent) is held at two financial institutions. The demand deposits and the money market deposits are insured up to $250,000 by the Federal Deposit Insurance Corporation. At December 31, 2009, the Company's cash above federally insurable limits amounted to $3,172,343 and approximately 98% of the cash balance is held at one financial institution.

NOTE K - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which specifies uniform net capital requirements. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to $250,000. However, equity capital withdrawal may be restricted by the provisions of this rule. As of December 31, 2009, the Company's net capital was $1,406,455, which was $1,156,455 in excess of its minimum requirement of $250,000.

NOTE L - EXEMPTIONS FROM RULE 15c3-3

The Company is exempt from SEC Rule 15c3-3 under the exemptive provisions of (k)(2)(i) and (k)(2)(ii). Due to the nature of the Company's soft dollar arrangements and international business discussed in Note B, the Company is required to maintain several "Special Accounts for the Exclusive Benefit of Customers" under the exemptive provisions of this rule.

NOTE M - COMMITMENTS AND CONTINGENCIES

Lease Commitments - The Company has entered into a long-term noncancelable operating lease agreement for office space, which expires in 2011. The lease agreement contains escalation clauses providing for increased rental payments based on increases in maintenance charges and real estate taxes.

Minimum future rental commitments under existing noncancelable leases for office space and equipment are as follows:

Year ending December 31,	Minimum Rental
2010	$528,000
2011	88,000
	$616,000

Irrevocable Standby Letter of Credit - The Company has provided a $131,892 irrevocable standby letter of credit as a security deposit for its office space. The letter of credit is backed by a certificate of deposit in the same denomination and renews annually for the term of the lease, which expires on February 28, 2011. As of December 31, 2009, there were no drawdowns on the letter of credit.

NOTE M (continued)

Regulatory Matters - The Company is engaged in routine regulatory matters relating to NASD OATS reporting. The NASD regulatory matters could ultimately result in censures, sanctions, fines and other negative consequences. While no assurances can be given, management does not believe that the ultimate outcome will result in a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE N - SUBSEQUENT EVENTS

Management has evaluated events or transactions that may have occurred since December 31, 2009 through February 26, 2010, the date the financial statements were available for issuance. Management has determined that there are no material events that would require disclosure in the Company's financial statements other than those listed below:

On February 9, 2010, ESP Technologies Corporation (the "Parent") made a capital contribution of $250,000 into the Company.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

ELECTRONIC SECURITIES PROCESSING (ESP) LLC
(a wholly owned subsidiary of ESP Technologies Corporation)

December 31, 2009



Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
ELECTRONIC SECURITIES PROCESSING (ESP) LLC
(a wholly owned subsidiary of ESP Technologies Corporation)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the fiscal period from April 1, 2009 and to December 31, 2009, which were agreed to by Electronic Securities Processing (ESP) LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records [a copy of the check payable to SIPC], noting no differences;

2. Compared the total revenues amounts from the audited Form X-17A-5 for the fiscal year ended December 31, 2009, less revenues reported on the unaudited FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with the FOCUS Report schedule for the 12 months ended December 31, 2009, which was agreed to quarterly FOCUS reports noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above. It is not intended for, and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052219 FINRA DEC
ELECTRONIC SECURITIES PROCESSING (ESP) LLC 5*5
140 BROADWAY 21ST FL
NEW YORK NY 10005-1108

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Mitchell Cepler 212-485-5130

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 12,226

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (4,197)
7-22-09
Date Paid

C. Less prior overpayment applied (–)

D. Assessment balance due or (overpayment) 8,029

E. Interest computed on late payment (see instruction E) for______days at 20% per annum –

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,029

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 8,029

H. Overpayment carried forward $(–)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Electronic Securities Processing (ESP) LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

(Title)

Dated the 23 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AMMENDED 2/25/10

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMMENDED 2/25/10

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 31,707,601

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ~~26,802,089~~

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 26,802,089

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 15,280

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ —

Enter the greater of line (i) or (ii) — 15,280

Total deductions — 26,817,369

2d. SIPC Net Operating Revenues — $ 4,890,232

2e. General Assessment @ .0025 — $ 12,226

(to page 1 but not less than $150 minimum)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

ELECTRONIC SECURITIES PROCESSING (ESP) LLC
(a wholly owned subsidiary of ESP Technologies Corporation)

December 31, 2009



Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
ELECTRONIC SECURITIES PROCESSING (ESP) LLC
(a wholly owned subsidiary of ESP Technologies Corporation)

In planning and performing our audit of the financial statements and supplementary information of Electronic Securities Processing (ESP) LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America as established by American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and of the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees to prevent or detect and correct misstatements on a timely basis in the normal course of performing their assigned functions. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. It is not intended for, and should not be used by anyone other than these specified parties.


Grant Thornton LLP

New York, New York
February 26, 2010